Exhibit (n)(2)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the General Partner of
Main Street Mezzanine Fund, LP
We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) the combined financial statements of Main Street Mezzanine Fund, LP and Main Street Mezzanine Management, LLC referred to in our report dated May 11, 2007, which is included in the Registration Statement and Prospectus. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of Senior Securities is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
Houston, Texas
May 11, 2007